CIBT Education Group Inc. 12thF, 777 West Broadway Vancouver, BC, Canada V5Z 4J7 Telephone: 1.604.871.9909 Facsimile: 1.604.871.9919 http:// www.cibt.net e-mail: info@cibt.net

September 10, 2009

Submission on EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
Washington DC 20549
Mail Stop 3720

Dear Mr. Spirgel:

Re:	CIBT Education Group Inc., Form 20-F for the year ended August 31, 2008, Filed March 25, 2009, File No. 1-34021

We have been corresponding with Mr. Gopal Dharia and Mr. Terry French concerning further responses to a comment letter dated June 30, 2009 to which we provided our initial response on August 14, 2009.

The further responses that were requested on August 21, 2009 by Mr. Dharia are technical in nature and require coordination with our independent professional advisers. These include our valuator and independent registered accountants, a number of whom are currently away on vacation and will be returning over the course of the next week. As such, we agree to provide a thorough and complete response no later than September 18, 2009.

Should you have any questions, please contact the undersigned at (604) 871-0200, or Ms. Jenna Virk, a representative of our legal counsel, Bacchus Law Corporation, at (604) 632-1282.

Yours truly,

/s/ Toby Chu
Toby Chu
President and Chief Executive Officer